Exhibit 99.3

ATA CREATIVITY GLOBAL

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 5, 2023 at 2 p.m., Beijing time, or at any adjournment thereof. The Company will hold the annual general meeting in a virtual only format, which will be conducted via live webcast and teleconference. Shareholders will not be able to attend the annual general meeting physically. Shareholders will have an equal opportunity to participate at the annual general meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. Shareholders will receive an instruction on access to the annual general meeting together with this proxy statement.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time at least 2 hours before the annual general meeting, any adjourned meeting or before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares on the record date, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Ruobai Sima, CFO, ATA Creativity Global (the “Company”) at 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, People’s Republic of China, if you hold our common shares, or to Citibank N.A. if you hold American Depositary Shares (“ADSs”) representing our common shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on October 20, 2023 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of September 30, 2023, 62,802,810 of our common shares, par value US$0.01 per share, were issued and outstanding, approximately 23,787,092 of which were represented by ADSs (with each ADS representing two common shares). Two (2) shareholders entitled to vote and present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy that represent not less than one-third in nominal value of our total issued voting shares shall form a quorum for all purposes.

Voting and Solicitation

Holders of common shares outstanding on the record date are entitled to one vote for each common share held. At the annual general meeting every common shareholder present in person, or (in the case of a common shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid common shares held by such common shareholder. The chairman of the annual general meeting will demand a poll and therefore any resolution put to the vote of the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given in a proxy that is properly dated, executed and returned by a holder of common shares, the common shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, insofar as practicable, to vote or cause to be voted the amount of common shares represented by such ADSs in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Citibank, N.A. may vote those common shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the depositary to give a discretionary proxy to a person designated by the Company.

PROPOSAL 1

RE-ELECTION OF CLASS B DIRECTORS

According to Article 87 of our Fourth Amended and Restated Articles of Association, our board of directors is divided into three classes, namely class A, class B, and class C directors, with one class of directors eligible for re-election each year on a rotating basis. As a result, Andrew Y Yan and Jun Zhang, our class B directors, are subject to retirement and re-election at this meeting. We now hereby nominate Andrew Y Yan and Jun Zhang for re-election as class B directors at the 2023 annual general meeting. If re-elected, Andrew Y Yan and Jun Zhang will hold office for a three-year term and until their respective successors are elected, or until their disqualification in accordance with our Fourth Amended and Restated Articles of Association.

Common shares represented by executed proxies will be voted, if authority to do so is not withheld, for the re-election of Andrew Y Yan and Jun Zhang. The board has no reason to believe that Andrew Y Yan and Jun Zhang will be unable or unwilling to serve as directors if re-elected. In the event that Andrew Y Yan and Jun Zhang should be unavailable for re-election as a result of an unexpected occurrence, such common shares will be voted for the election of such substitute nominee as management may propose.

The following table sets forth certain information of Andrew Y Yan and Jun Zhang, including age as of December 5, 2023, the principal position currently held and biography:

Name	Age	Position
Andrew Y Yan	66	Director
Jun Zhang	51	President and Director

Andrew Y Yan is a director of our company and is an independent director pursuant to Nasdaq Stock Market Rule 5605(a)(2). He is the founding managing partner of SAIF Partners IV, III and SB Asia Investment Fund II L.P., and president and executive managing director of Softbank Asia Infrastructure Fund. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, the Hudson Institute and US Sprint Co. as an economist, research fellow and director for Asia respectively in Washington, DC. From 1982 to 1984, he was the chief engineer of Jianghuai Airplane Corp. He is currently an independent director of Qifu Technology Inc.（former called: 360 DigiTech, Inc.）and Guoyuan Securities Co., Ltd. He also holds directorship in several SAIF portfolio companies. Mr. Yan received a master of arts degree from Princeton University, and a bachelor’s degree in engineering from the Nanjing Aeronautic Institute.

Jun Zhang is the president and a director of our company. Prior to joining us, Mr. Zhang was the founder and president of Huanqiuyimeng. With over 20 years of experience in art and creativity education, Mr. Zhang is recognized as an expert in the art and creativity education industry in China. He is a pioneer in the industrialization of international art and creativity education in China and has been active in the fields of both art and vocational training as an educator in China. He has served as the head of the graduate animation program at the Central Academy of Fine Arts’ School of City Design and as the director of the digital simulation graduate program at the Beijing Institute of Technology’s School of Design and Arts. Mr. Zhang received a bachelor’s degree in arts education from Qufu Normal University.

Andrew Y Yan and Jun Zhang will be re-elected as class B directors by an affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

DISMISSAL OF KPMG HUAZHEN LLP AS THE COMPANY’S INDEPENDENT AUDITOR, APPOINTMENT OF AUDIT ALLIANCE LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2023 AND AUTHORIZATION TO THE BOARD OF DIRECTORS OF THE COMPANY AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF AUDIT ALLIANCE LLP

Our audit committee recommends and approves, and our board of directors concurs and approves, that KPMG Huazhen LLP be dismissed as our independent auditor and Audit Alliance LLP be appointed as our independent auditor for the fiscal year ending December 31, 2023.

Under our Fourth Amended and Restated Articles of Association, the shareholders of the Company are authorized to appoint and remove the Company’s independent auditor at the annual general meeting, and remuneration of the independent auditor shall also be fixed by the Company in the annual general meeting or in such manner as the shareholders may determine. We now hereby propose our board of directors and its audit committee be authorized to determine the remuneration of Audit Alliance LLP.

In the event our shareholders fail to vote in favor of the above change of independent auditor, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the above change of independent auditor, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of common shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE DISMISSAL OF KPMG HUAZHEN LLP AS THE COMPANY’S INDEPENDENT AUDITOR, APPOINTMENT OF AUDIT ALLIANCE LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2023 AND AUTHORIZATION TO THE BOARD OF DIRECTORS OF THE COMPANY AND ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF AUDIT ALLIANCE LLP.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/Kevin Xiaofeng Ma

Kevin Xiaofeng Ma
Executive Chairman of the Board and Chief Executive Officer

October 20, 2023